787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 31, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flaherty & Crumrine Preferred and Income Fund Incorporated (PFD)

(SEC File No. 333-252800; 811-06179)

Flaherty & Crumrine Preferred and Income Opportunity Fund Incorporated (PFO)

(SEC File No. 333-252798; 811-06495)

Flaherty & Crumrine Total Return Fund Incorporated (FLC)

(SEC File No. 333-252799; 811-21380)

Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated (DFP)

(SEC File No. 333-252797; 811-22762)

Ladies and Gentleman:

This letter is in response to telephonic comments provided by Raymond Be and Tony Burak of the staff of the Securities and Exchange Commission (“Staff”) to Neesa P. Sood of Willkie Farr & Gallagher LLP on March 8, 2021 with respect to the registration statement on Form N-2 with respect to each Fund (collectively, the “Registration Statements”). The purpose of each Registration Statement is to register additional shares of each Fund for an at-the-market offering. For the convenience of the Staff, the comments are summarized below and unless otherwise indicated, apply to the Registration Statement for each Fund. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under each comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statements.

Accounting Staff Comments

Comment No. 1 (FLC and DFP only): In the section titled “Summary of Fund Expenses” in the prospectus, please revise the number provided in the “Total annual Fund operating expenses” line item (there is currently a one basis point difference from the actual total).

Response: The fee tables in the section titled “Summary of Fund Expenses” in the prospectus for each of FLC and DFP will be revised so that the number provided in the “Total annual Fund operating expenses” line item is equal to the sum of (i) the investment management fee, (ii) interest payments on borrowed funds and (iii) other expenses.

New York   Washington   Houston   Palo Alto   San francisco   Chicago   Paris   London   Frankfurt   Brussels   Milan   Rome

Comment No. 2 (FLC, PFO and PFD only): Please confirm, to the extent the filings were made after the inception of EDGAR, that the hyperlinks are provided for the registration statement on Form 8-A that is being incorporated by reference in each section titled “Incorporation by Reference” of the Registrant Statement. For example, in the section titled “Incorporation by Reference” in the Statement of Additional Information (SAI) for FLC, please provide a hyperlink (as was done in the section titled “Incorporation by Reference” in the prospectus and prospectus supplement) with respect to the registration statement on Form N-2 (File No. 001-31761), filed with the SEC on August 8, 2003.

Response: The hyperlink will be included as requested in the section titled “Incorporation by Reference” in the SAI for FLC. The Funds confirm to the extent the registration statement on Form 8-A that is being incorporated by reference was filed after the inception of EDGAR, the hyperlinks are otherwise provided.

Comment No. 3: In each section titled “Incorporation by Reference” in the Registration Statement, please add the disclosure required by General Instruction F.4(b) of Form N-2.

Response. The Funds will revise their disclosure as set out below.

You may obtain copies of any information incorporated by reference into this [prospectus][prospectus supplement][SAI], at no charge, by calling toll-free 1-866-351-7446 or by writing to the Fund at c/o Flaherty & Crumrine Incorporated, 301 E. Colorado Boulevard, Suite 800, Pasadena, California 91101. The Fund makes available the prospectus, SAI and the Fund’s annual and semi-annual reports, free of charge, at www.preferredincome.com. You may also obtain the SAI and other information regarding the Fund on the SEC website (http://www.sec.gov) or with the payment of a duplication fee, by electronic request at publicinfo@sec.gov. Information contained on our website is not incorporated by reference into this prospectus or the accompanying prospectus supplement, unless specifically stated herein, and should not be considered to be part of this prospectus or accompanying prospectus supplement.

Comment No. 4: In the section titled “Financial Highlights” in the SAI it provides: “The audited financial statements and financial highlights included in the annual report to the Fund’s shareholders for the fiscal year ended November 30, 2020 (the “2020 Annual Report”), together with the report of [  ] on the financial statements and financial highlights included in the 2020 Annual Report, are incorporated herein by reference and are not part of the registration statement, the SAI, the prospectus or any prospectus supplement. (underline added)” Please remove the term “not” from the statement.

Response: The Funds will revise their disclosure to remove the last clause of the sentence which provides: “and are not part of the registration statement, the SAI, the prospectus or any prospectus supplement”.

Disclosure Staff Comments

Comment No. 1: On the facing page, please remove the selection of the box for “it is proposed that this filing will become effective…when declared effective pursuant to Section 8(c) of the Securities Act” since this is applicable for post-effective amendments only.

Response: The facing page will be revised as requested.

Comment No. 2: The introductory language in the section titled “Prospectus Summary” in the prospectus provides: “This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund’s shares of common stock (“Common Shares”). You should review the more detailed information contained in this prospectus, the applicable prospectus supplement and in the Statement of Additional Information (the “SAI”), especially the information set forth under the heading “Principal Risks of the Fund.”” Please clarify that the prospectus contains all material information.

Response: The Funds respectfully decline to revise the aforementioned disclosure. The Funds submit that the cautionary language referenced above appropriately alerts prospective investors that the summary section is necessarily incomplete and that more information can be found elsewhere in the offering documents. In addition, while the Funds submit they have included information responsive to the disclosure items in Form N-2 relating to the Prospectus, the Funds decline to state that information included in the SAI is necessarily not material as the statement requested by the Staff implies. The Funds further point out that this disclosure is consistent with the introductory language to the Prospectus Summary of other closed-end fund complexes.

Comment No. 3: In the section titled “Certain Provisions of the Charter and Bylaws - Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals” in the prospectus, please clarify that shareholder proposals pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 are not subject to the advance notice carve-out.

Response: The Funds will revise their disclosure as set out below.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals. The Fund’s Bylaws provide that, with respect to an annual meeting of shareholders, the nomination of individuals for election as Directors and the proposal of other business to be considered by the Fund’s shareholders may be made only (1) pursuant to the Fund’s notice of the meeting, (2) by or at the direction of the Board of Directors or (3) by a shareholder who is a shareholder of record at the time the shareholder provides the notice required by the Fund’s Bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of such individuals as Directors or on such other business and who has complied with the advance notice requirements of, and provided the information required by, the Fund’s Bylaws. With respect to special meetings of the Fund’s shareholders, only the business specified in the notice of the meeting may be brought before the meeting. Nominations of individuals for election as Directors at a special meeting of shareholders may be made only (i) by or at the direction of the Board of Directors or (ii) if the special meeting has been called in accordance with the Fund’s Bylaws for the purpose of electing directors, by any shareholder who is a shareholder of record both at the time the shareholder provides the notice required by the Fund’s Bylaws and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice requirements of, and provided the information required by, the Fund’s Bylaws and applicable law. Shareholders may also submit proposals for consideration at a meeting of Fund shareholders in accordance with the requirements of Rule 14a-8 under the Exchange Act.

Comment No. 4: In the section titled “Certain Provisions of the Charter and Bylaws - Approval of Extraordinary Corporate Action; Amendment of the Fund’s Charter and Bylaws”, we note the statement “The Board of Directors has determined that the foregoing voting requirements, which are generally greater than the minimum requirements under Maryland law and the 1940 Act, are in the best interest of the Fund’s shareholders generally.” Please explain the ways in which the Charter requires a vote higher than the vote required by the 1940 Act. To the extent the Charter has a higher voting standard than 1940 Act, that should be disclosed.

Response: Each Fund respectfully submits that it has appropriately disclosed instances where the Fund’s Charter includes voting requirements that are higher than those mandated by state or federal law. However, in response to the comment, the Funds will add disclosure to make clear that with respect to instances where specified actions require supermajority Director and shareholder votes, such voting standards are higher than the minimums mandated by the 1940 Act.

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (202) 303-1232 or P. Jay Spinola at (212) 728-8970.

Very truly yours,

/s/ Neesa P. Sood
Neesa P. Sood

Enclosures

cc:	Chad C. Conwell, Flaherty & Crumrine Incorporated
P. Jay Spinola, Willkie Farr & Gallagher LLP